EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 186 Million in Dividends from Bezeq on October, 16 2017

Ramat-Gan, Israel, September 19, 2017 B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that yesterday shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. (“Bezeq”), approved the payment of a cash dividend of NIS 708 million to Bezeq’s shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on October 16, 2017. B Communications expects to receive approximately NIS 186 million (approximately US$ 53 million at current exchange rates) from this distribution.